EXHIBIT 99.1

Lombard Medical Reports 2016 Second Quarter, Six-Month Financial Results and Provides Update on Strategic Initiatives

Commercial Restructuring Shifts Focus Exclusively to Europe, Japan and Key International Markets;
Announces Process to Explore Strategic Alternatives to Maximize Shareholder Value

Irvine, CA – August 22, 2016 – Lombard Medical, Inc. (NASDAQ: EVAR), a medical device company focused on endovascular aneurysm repair (EVAR) of abdominal aortic aneurysms (AAAs), today reported financial results, provided business highlights for the second quarter and six months ended June 30, 2016, and announced a significant operational restructuring and the exploration of strategic alternatives to enhance shareholder value.

Second quarter 2016 global revenue was $3.8 million, representing a 30.1 percent sequential increase from $2.9 million in the 2016 first quarter. Revenue from both the Altura® and Aorfix™ endovascular stent grafts in Lombard’s European direct sales markets in the United Kingdom (UK), Germany and the Netherlands grew 20.9 percent sequentially and 42.6 percent year-over-year.

Restructuring and Strategic Update

Lombard announced it is allocating its resources to exclusively support the new Altura AAA stent graft system and the recently CE-marked IntelliFlex™ LP delivery system for Aorfix in the European Union, Japan and other key international markets. The Aorfix sales force in the US has been eliminated and the majority of commercial operations have transitioned to the Company’s facility in the UK. As a result of the restructuring, the cash requirements associated with operations have been significantly reduced.

CEO Simon Hubbert said, “Our shift in geographical commercial focus is starting to deliver strong sales growth in the Western Europe direct markets as Altura gains traction. We expect to see this growth accelerate as we expand Altura into new centers. We are very encouraged by the physician feedback and excellent clinical results we are seeing from Altura and believe that with the introduction of the new IntelliFlex delivery system for Aorfix, we now have a world-class product portfolio providing a full range of solutions for the treatment of AAA.

“In the US, the FDA is requiring additional clinical data to support the application for US approval of the IntelliFlex delivery system. This pushes the potential approval timeline out significantly,” added Hubbert. “We have, therefore, decided to discontinue funding commercial operations in the US at this time and instead solely focus our resources on growing revenue in Europe, Japan, and other key international markets where we are able to benefit from the enhanced Aorfix delivery system as well as the direct and synergistic effect of Altura.”

In addition, in order to enhance shareholder value, the Company’s board of directors has engaged Cain Brothers as its investment banker to begin a process of exploring strategic alternatives, including a potential sale of the Company or disposition of certain assets, as well as distribution or other strategic partnerships. Separately, the Company will also be evaluating additional financing opportunities during this time.

There can be no assurance that Lombard will enter into any strategic or financing transaction in connection with this process. Lombard does not plan to disclose or comment on developments regarding its strategic alternatives review process until further disclosure is deemed appropriate.

Operational Highlights

•	In Japan, Aorfix procedure rates continued to rise as physicians performed 135 Aorfix procedures in the 2016 second quarter as compared to 95 in the prior year period. These procedures represent an approximate 7.5 percent share of the total Japanese AAA market. The continued share gain did not translate directly to revenue growth in the period as Lombard’s Japanese distribution partner continued to sell through inventory in anticipation of the launch of the new Aorfix IntelliFlex delivery system.
•	CE Mark approval was received in June for the Aorfix IntelliFlex delivery system with the first commercial use following shortly thereafter in Orense, Spain.

•	Positive 30-day clinical results were reported in May on 57 patients who were implanted with Altura.
•	The Altura ALTITUDE Global Registry will be conducted in Europe to evaluate the use of Altura in real world procedures with a planned enrollment of 1,000 patients starting in late 2016.
•	The Altura and Aorfix stent graft systems were featured in scientific presentations at the International Symposium on Endovascular Therapeutics (SITE 2016) in Barcelona, Spain. Aorfix was also featured in a scientific presentation at the 2016 Japanese Society for Vascular Surgery Annual Meeting in Tokyo, and positive five-year clinical data on Aorfix were presented at the 2016 Society for Vascular Surgery Annual Meeting in National Harbor, Maryland.
•	On August 9, 2016, Medico’s Hirata, the Company’s Japanese distribution partner, provided the Company with a $2.4 million low interest loan and exercised its right to acquire an option to extend the current Aorfix distribution agreement to 2028.

Financial Results

For the 2016 second quarter global revenue was $3.8 million as compared to $4.5 million in the same prior year period. For the first six months of 2016, global revenue was $6.7 million as compared to $7.9 million in the prior year period. The year-over-year reduction in revenue is attributable to the redeployment of commercial resources from the US to Europe to support the launch of Altura coupled with delayed stocking orders from the Company’s distribution partner in Japan as it prepares for approval and launch of the IntelliFlex delivery system.

Gross margin for the 2016 second quarter and first six months was 10.9 percent and 20.8 percent, respectively, compared to 51.7 percent and 49.4 percent for the prior year periods. Second quarter margins were adversely impacted by several factors including the manufacturing start-up expense related to the launch of the Altura product line into Europe and other locations outside the US. Additionally, reduced overhead absorption on lower volume coupled with the Company’s transition of manufacturing activities to the new generation IntelliFlex delivery system contributed to the margin variance.

Operating expenses for the 2016 second quarter and first six months were reduced to $7.7 million and $16.0 million, respectively, compared to $10.6 million and $21.9 million in the prior year periods. The significant decrease in operating expense was accomplished by the reduction in the US sales force, trimming non-essential programs and general cost control activities in all areas of the business.

The net loss for this year’s second quarter was $8.3 million, or $0.42 loss per share, compared to a net loss of $8.2 million, or $0.51 loss per share, for the second quarter of 2015. For the first six months of 2016, the net loss was $15.9 million, or $0.80 loss per share, compared to $17.7 million, or $1.10 loss per share, for the prior year period.

As of June 30, 2016, the Company had cash and cash equivalents of $13.0 million.

Due to the suspension of the US commercial operation, Lombard feels it is also prudent to amend its revenue guidance for the year to between $13 million and $15 million, driven in the second half by continued procedure and revenue growth in the Company’s go-forward core markets of Europe and Japan.

Conference Call

Lombard’s management will discuss the Company's financial results for the second quarter and six months ended June 30, 2016 and provide a general business update during a conference call beginning at 4:30 p.m. Eastern Time today, Monday, August 22, 2016. To join the call, participants may dial 1-877-407-4018 (domestic), 0800-756-3429 (UK toll-free) or 1-201-689-8471 (international). To listen to a live webcast of the conference call, visit the Investors/Events and Presentations section of the Lombard website at www.lombardmedical.com. An archived replay of the webcast will be available shortly following the completion of the call.

About Lombard Medical, Inc.

Lombard Medical, Inc. is a medical device company focused on the $1.7bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs). The Company has global regulatory approval for Aorfix™, an endovascular stent graft which has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees. The Company has also achieved CE Mark for the Altura® endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies. Altura was launched in the UK and Germany in February 2016 with a broader international rollout currently underway. For more information, please visit www.lombardmedical.com.

Forward-Looking Statements

This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events. These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “future,” “anticipate,” “look forward to,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “outlook,” “potential,” “optimistic,” “confidence,” “continue,” “evolve,” “expand,” “growth” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements. Forward-looking statements are subject to risks, management assumptions and uncertainties. Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated April 29, 2016. Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc. Simon Hubbert, Chief Executive Officer William J. Kullback, Chief Financial Officer	Tel:+1 949 379 3750 / +44 (0)1235 750 800 Tel: +1 949 748 6764

- Tables Follow –

Consolidated Statements of Comprehensive Loss

(In Thousands, Except Per Share Amounts)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Revenue	$3,803	$4,535	$6,725	$7,944
Cost of sales	3,388	2,191	5,326	4,019
Gross profit	415	2,344	1,399	3,925

Selling, marketing and distribution expenses	3,487	5,679	7,597	11,947
Research and development expenses	2,291	2,604	4,597	5,046
Administrative expenses	1,930	2,297	3,818	4,925
Total operating expenses	7,708	10,580	16,012	21,918
Operating loss	(7,293)	(8,236)	(14,613)	(17,993)

Finance income	14	35	71	82
Finance costs	(538)	(234)	(1,086)	(256)
Change in fair value of contingent liabilities	(708)	—	(708)	—
Loss before taxation	(8,525)	(8,435)	(16,336)	(18,167)
Taxation	210	239	415	428
Loss for the period	$(8,315)	$(8,196)	$(15,921)	$(17,739)

Other comprehensive income/(loss):
Items that may subsequently be reclassified to profit or loss
Currency translation differences	(1,242)	1,637	(2,352)	250
Total comprehensive loss for the period	$(9,557)	$(6,559)	$(18,273)	$(17,489)

Basic and diluted loss per ordinary share
From continuing operations	$(0.42)	$(0.51)	$(0.80)	$(1.10)

The accompanying notes form part of these consolidated financial statements.

Consolidated Balance Sheets

(In Thousands, Except Per Share Amounts)

(Unaudited)

	June 30, 2016	December 31, 2015
Assets
Goodwill	$15,756	$16,052
Intangible assets	21,219	21,889
Property, plant and equipment	2,429	3,043
Trade and other receivables	171	176
Non-current assets	39,575	41,160

Inventories	8,544	6,462
Trade and other receivables	5,379	4,168
Taxation recoverable	1,862	1,618
Cash and cash equivalents	12,979	32,332
Current assets	28,764	44,580
Total assets	68,339	85,740

Liabilities
Trade and other payables	7,384	8,236
Current portion of borrowings	1,047	—
Current liabilities	8,431	8,236

Borrowings	22,377	23,115
Deferred tax liabilities	674	674
Contingent consideration	11,308	10,600
Non-current liabilities	34,359	34,389
Total Liabilities	42,790	42,625

Net assets	$25,549	$43,115

Equity
Called up share capital	$199	$199
Share premium account	63,853	63,853
Capital reorganization reserve	205,686	205,686
Translation reserve	(1,082)	1,270
Accumulated loss	(243,107)	(227,893)
Total equity	$25,549	$43,115

The accompanying notes form part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

(In Thousands, Except Per Share Amounts)

(Unaudited)

	SHARE CAPITAL	SHARE PREMIUM ACCOUNT	TRANSLATION RESERVE	CAPITAL REORGANIZATION RESERVE	ACCUMULATED LOSS	TOTAL EQUITY
At January 1, 2015	$162	$49,608	$2,245	$205,686	$(192,868)	$64,833
Loss for the period	—	—	—	—	(17,739)	(17,739)
Share-based compensation	—	—	—	—	865	865
Currency translation	—	—	250	—	—	250
At June 30, 2015	$162	$49,608	$2,495	$205,686	$(209,742)	$48,209

At January 1, 2016	$199	$63,853	$1,270	$205,686	$(227,893)	$43,115
Loss for the period	—	—	—	—	(15,921)	(15,921)
Share-based compensation	—	—	—	—	707	707
Currency translation	—	—	(2,352)	—	—	(2,352)
At June 30, 2016	$199	$63,853	$(1,082)	$205,686	$(243,107)	$25,549

The accompanying notes form part of these consolidated financial statements.

Consolidated Cash Flow Statements

(In Thousands)

(Unaudited)

	Six Months Ended June 30,
	2016	2015
Cash outflow from operating activities
Loss before taxation	$(16,336)	$(18,167)
Depreciation and amortization of licenses, software and property, plant and equipment	1,196	730
Share based compensation expense	707	865
Loss on disposal of tangible assets	14	65
Net finance expense/(income)	1,015	199
Change in fair value of contingent liabilities	708	—
Increase in inventories	(2,793)	(266)
Decrease in receivables	(1,613)	(235)
Increase/(decrease) in payables	(446)	988
Net cash used in operating activities	(17,548)	(15,821)
Research and development tax credits received / (income tax paid)	(6)	975
Net cash outflow from operating activities	(17,554)	(14,846)

Cash flows from investing activities
Interest received	46	66
Purchase of property, plant and equipment	(249)	(830)
Purchase of intangible assets	—	(15)
Net cash flows used in investing activities	(203)	(779)

Cash flows from financing activities
Interest paid	(791)	(88)
Proceeds from issue of loan notes	—	11,000
Loan notes transaction costs	—	(352)
Net cash flows (used in)/from financing activities	(791)	10,560
(Decrease)/increase in cash and cash equivalents	(18,548)	(5,065)

Cash and cash equivalents at beginning of period	32,332	53,334
Effects of exchange rates on cash and cash equivalents	(805)	110
Cash and cash equivalents at end of period	$12,979	$48,379

The accompanying notes form part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1 Accounting Policies

Basis of Preparation

These unaudited consolidated interim financial statements of Lombard Medical, Inc. (the “Company”) for the three and six months ended June 30, 2016 have been prepared on the basis of the same accounting policies as, and should be read in conjunction with, the Company’s financial statements as of and for the year ended December 31, 2015. The significant accounting policies and methods of computation adopted in the preparation of these consolidated interim financial statements are consistent with those used in the preparation of the Company’s annual audited financial statements for the year ended December 31, 2015 in accordance with IFRS. These condensed consolidated interim financial statements include all adjustments necessary to fairly state the results of the interim period and the Company believes that the disclosures are adequate to make the information presented not misleading.

The financial information contained in this interim financial statement is unaudited. The interim financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operational existence for the foreseeable future.

The presentational currency for these interim financial statements is U.S. dollars. The exchange rates relevant for each period were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Sterling/U.S. dollar exchange rate
Closing rate	1.34	1.57	1.34	1.57
Average rate	1.42	1.53	1.43	1.53

Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations or equity.

Going concern update

These financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operational existence for the foreseeable future. The Group has incurred significant losses and negative cash flows from operations since inception. The Group incurred a net loss for the six months ended June 30, 2016 of $15.9 million and at June 30, 2016 had an accumulated deficit of $243.1 million and cash and cash equivalents of $13.0 million.

Based on forecasts revised in December 2015, the Company expects to use up its current cash resources between Q3 2016 and Q1 2017, depending on the effectiveness of the cost savings programs being implemented by management. The Company therefore needs to raise additional capital or incur indebtedness to continue to fund its future operations, which may come from one or a number of public or private sources.

The Company’s ability to raise additional funds will depend on the results of its commercialization efforts for the Altura Endovascular Stent Graft, and IntelliFlex LP Delivery System for the Aorfix Endovascular Stent Graft, as well as clinical and regulatory events, and may also be impacted by adverse financial, economic, and market conditions, many of which are beyond the Company’s control. The Company cannot be certain that sufficient funds will be available when required or on satisfactory terms.

To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities would result in ownership dilution to existing stockholders. There are no assurances that the Company will be able to raise additional financing for the amounts required to execute the Company’s business plans and on the terms acceptable to the Company. If adequate funds are not available on terms that are acceptable when required by the Company, the Company may be required to significantly reduce or refocus its operations, which could have a material adverse effect on its business, financial condition and results of operations, which could result in insolvency. In addition, the Company may have to delay, reduce the scope or eliminate some of its research and development or sales activities, which could delay the time to market for any of its product candidates or reduce its revenue growth potential, if such adequate funds are not available. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not contain any adjustments that might result from the outcome of this uncertainty.

2 Geographic Information Analysis

The Company is engaged in a single business activity of cardiovascular devices and the Company does not have multiple operating segments. The Company’s cardiovascular devices business consists of the development and commercialization of these products. The Executive Management team is the Company’s chief operating decision-making body, as defined by IFRS 8, and all significant operating decisions are taken by the Executive Management team. In assessing performance, the Executive Management team reviews financial information on an integrated basis for the Company as a whole, substantially in the form of, and on the same basis as, the Company’s IFRS financial statements.

In addition to the geographical analysis of revenue shown below, the Company analyzes its business based on the categories and information in the following table:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
	$’000	$’000	$’000	$’000
Commercial revenue
United States direct market	696	1,269	1,551	2,392
Western Europe direct markets	971	681	1,774	1,421
Japan distributor market	982	1,764	1,498	2,666
International distributor markets excluding Japan	1,154	821	1,902	1,465
Total commercial revenue	3,803	4,535	6,725	7,944

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
	$’000	$’000	$’000	$’000
Revenue by destination:
United Kingdom	471	457	901	854
Germany	468	224	842	567
United States of America	696	1,269	1,551	2,392
Japan	982	1,764	1,498	2,666
Rest of World	1,186	821	1,933	1,465
	3,803	4,535	6,725	7,944

3 Acquisition of Altura Medical, Inc.

On July 30, 2015, the Company completed the acquisition of 100% voting equity interest in Altura Medical, Inc. (“Altura”). The Company believes the acquisition of Altura provides an opportunity for near-term revenue, as well as providing an ultra-low-profile AAA stent graft that is expected to provide the Company with an increased share of the AAA market.

Upon the closing of the acquisition, the Company issued an aggregate of 3,125,000 unregistered shares of common stock to certain former shareholders of Altura in exchange for the shares of Altura capital stock held by them immediately prior to the closing of the acquisition. In addition, the Company delivered an aggregate of 575,000 unregistered shares of common stock to Computershare Trust Company, N.A., in its capacity as escrow agent, which will be held for a period of twelve months and are subject to any adjustments to the liabilities assumed as part of the acquisition. In addition, the Company paid $0.2 million in cash to Shareholder Representative Services LLC, in its capacity as Altura Stockholders’ Representative. The fair value of the initial consideration was $14.3 million of equity which was based on the closing share price of $3.86 on the date of acquisition and cash paid of $0.2 million. In addition, the Company assumed $5.3 million in existing Altura debt and $2.5 million of certain liabilities of Altura.

The Company also agreed to pay Altura shareholders additional consideration in the future if certain sales and regulatory approval milestones are met. The fair value of the contingent consideration payment on the acquisition date was estimated to be $10.6 million. The contingent payment payable will continue to be evaluated at each annual reporting period, with adjustments made based upon management’s assessment of the probability of meeting performance milestones as set-forth within the acquisition agreement. For the three and six months ended June 30, 2016, the increase in fair value of the contingent liabilities of $0.7 million was recognized in the Statement of Comprehensive Loss.

The revenue-based milestone payment referred to above relates to the Company achieving a trailing twelve-month revenue stream of $10.0 million on the sale of Altura products prior to December 31, 2030. If this were achieved, the Company shall pay to the Altura shareholders, in cash or Company common stock, at the Company’s option, at $4.00 per share if applicable, $15.0 million in no more than 45 days after the end of the month in which the Company achieves this revenue threshold.

The regulatory milestone payment referred to above concerns receiving approval from the US Food and Drug Administration to market and sell Altura’s device in the United States prior to December 31, 2030. If this were achieved, the Company shall pay to the Altura shareholders, in cash or Company common stock, at the Company’s option, at $4.00 per share if applicable, $12.5 million in no more than 45 days after achieving this approval.

$’000
Fair value of initial consideration	14,482
Contingent acquisition consideration payable	10,600
Total consideration	25,082

The net assets acquired upon acquisition were as follows:

	Book Value	Fair Value
	$’000	$’000
Property, plant and equipment	71	71
Intangible assets	—	20,600
Assumed accrued liabilities	(2,495)	(2,495)
Assumed bank debt	(5,331)	(5,331)
Deferred tax liability	—	(674)
Net (liabilities)/assets acquired	(7,755)	12,171

The resulting goodwill on acquisition is calculated as follows:

$’000
Fair value of consideration given	25,082
Less: Fair value of net assets acquired	(12,171)
Goodwill	12,911

The Company recorded the excess of the aggregate purchase price over the estimated fair values of the identifiable net assets acquired as goodwill. Goodwill is primarily attributable to the benefits the Company expects to realize by enhancing its product offering, thereby contributing to an expanded revenue base. None of the goodwill is expected to be deductible for tax purposes.

As the fair value of the intangible assets acquired in the Altura acquisition exceeds the tax bases of such assets, the Company recorded a deferred tax liability of $0.7 million, with a corresponding increase to goodwill.

4 Goodwill

Goodwill held by the Company consists of the following:

	June 30, 2016	December 31, 2015
	$’000	$’000
Opening cost	16,052	3,289
Additions	—	12,911
Currency translation	(296)	(148)
Closing net book value	15,756	16,052

Goodwill resulting from the acquisition of Altura totaled $12.9 million at June 30, 2016 and December 31, 2015, respectively. Existing goodwill totaled $2.8 million and $3.1 million at June 30, 2016 and December 31, 2015, respectively. The carrying value of goodwill is reviewed for impairment on an annual basis or where there is an indication that the goodwill might be impaired.

5 Intangible assets

Intangible assets held by the Company consist of the following:

	IN-PROCESS R&D	DEVELOPED TECHNOLOGY	IP AND LICENSES	SOFTWARE	TOTAL
	$’000	$’000	$’000	$’000	$’000
Cost
At December 31, 2015	9,300	11,300	2,556	407	23,563
Additions	—	—	—	—	—
Effect of movement in exchange rates	—	—	(242)	(7)	(249)
At June 30, 2016	9,300	11,300	2,314	400	23,314

Accumulated Amortization
At December 31, 2015	—	228	1,177	269	1,674
Amortization	—	381	—	64	445
Effect of movement in exchange rates	—	—	(19)	(5)	(24)
At June 30, 2016	—	609	1,158	328	2,095

Net Book Value
At December 31, 2015	9,300	11,072	1,379	138	21,889
At June 30, 2016	9,300	10,691	1,156	72	21,219

License held by the Company is for a non-exclusive license granted by Medtronic for the U.S. patent No. 6,306,141 (“Jervis” patent), which is being amortized over 9 years and had a net book value of $1.2 million and $1.4 million at June 30, 2016 and December 31, 2015, respectively. Developed technology acquired as part of the Altura acquisition is amortized over its estimated useful life of 17 years. In-process research and development acquired as part of the Altura acquisition will be amortized over its useful life once FDA approval of the Altura Endovascular Stent Graft is obtained. The carrying value of in-process research and development is reviewed for impairment on an annual basis or where there is an indication that the assets might be impaired until the asset is brought into use.

6 Trade and other payables

Trade and other payables held by the Company consist of the following:

	June 30, 2016	December 31, 2015
	$’000	$’000
Trade payables	3,996	3,929
Accrued bonus	742	986
Accrued payroll and employee-related expenses	790	805
Accrued commissions	231	696
Accrued professional fees	246	471
Accrued clinical expenses	499	414
Accrued other expenses	275	220
Accrued termination costs	5	186
Accrued travel and expenses	147	144
Accrued production costs	270	143
Accrued royalties	77	122
Accrued warrant liabilities	106	120
	7,384	8,236

7 Borrowings

Medico’s Hirata convertible loan

On March 28, 2013 the Company received $2.5 million from the total $5 million convertible loan facility granted by its exclusive distribution partner in Japan, Medico’s Hirata Inc. The loan accrues interest of 3% per annum, payable when the loan is repaid or converted. The loan is repayable seven years from the receipt of regulatory approval for Aorfix in Japan, which was granted in August 2014. Conversion of the loan is at Medico’s Hirata Inc.’s discretion and will be based on the share price at the time of conversion.

The outstanding amount of the Medico’s Hirata loan was comprised as follows:

	June 30, 2016	December 31, 2015
	$’000	$’000
Liability component	2,707	2,632
Interest expense	38	75
	2,745	2,707

The convertible loan note is considered a financial liability with no equity component as there is a contractual obligation to deliver a variable number of shares at the market price if the loan note is converted. The fair value of the loan note is therefore the same whether the settlement of the obligation is made in cash or in shares at the time of repayment.

Oxford Finance Secured Loan

At June 30, 2016 the Company had received $21 million (including $11 million, $5.5 million and $4.5 million received on April 24, July 30, and October 8, 2015, respectively) loan funding as part of a $26 million secured loan facility with Oxford Finance LLC (Oxford). The Company has the option of drawing a final $5 million becoming available after reaching additional revenue targets of $25.0 million trailing revenues in 2016. The interest on the loan is three month US LIBOR + 7.24% fixed at each advance. The interest rate on the first $11 million, second $5.5 million and third $4.5 million is 7.52%, 7.53%, and 7.56%, respectively. The term of the $26 million facility is 60 months from April 24, 2015, with a maximum interest-only period of 36 months, depending if all tranches are drawn.

Pursuant to the Loan Agreement, the Company is required to make interest only payments through April 1, 2017. However, if subsequent tranches are drawn, the interest only period can be extended to a maximum of 36 months. The maturity date of the loan is April 1, 2020, regardless of the tranches that have been drawn. At maturity, or the earlier repayment in full, the Company is required to make a final payment fee to Oxford which is included in the effective interest rate of the loan. The current final payment fee associated with the loan is approximately $1.6 million.

The amount outstanding was comprised of:

	June 30, 2016	December 31, 2015
	$’000	$’000
Face value of secured loan	21,000	21,000
Unamortized transaction costs	(327)	(375)
Unamortized discount	(343)	(392)
Final payment accretion	349	175
	20,679	20,408

In connection with the issuance of the secured loan in April 2015, the Company issued warrants to Oxford to purchase up to an aggregate number of the Company’s common stock. For the first, second, and third tranches, Oxford could purchase up to an aggregate of 77,446, 43,994, and 35,212 shares of the Company’s common stock at an exercise price of $4.19, $3.69, $3.77 per share, respectively. These warrants are immediately exercisable and have a contractual term of 10 years. The respective fair value on issuance was $0.2 million, $0.1 million, and $0.1 million, respectively; they were recorded as a current liability and discounted against the secured loan at issuance. The discount is being amortized to finance costs using the effective interest method over the term of the loan. Movements in the fair value of the warrants until the date of exercise will be recognized in the Statement of Comprehensive Income immediately. For the three months ended June 30, 2016, the increase in the fair value of the warrant liability of $5,000 was recognized in finance costs in the Statement of Comprehensive Income. For the six months ended June 30, 2016, the decrease in the fair value of the warrant liability of $14,000 was recognized in finance costs in the Statement of Comprehensive Income.

8 Taxation on Loss on Ordinary Activities

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
	$’000	$’000	$’000	$’000
UK research and development claim:
for the current year	215	239	423	429
Overseas taxation credit (charge)	(5)	—	(8)	(1)
Total tax credit	210	239	415	428

9 Loss per Share

Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders by the weighted average number of ordinary shares. The diluted earnings per ordinary share are identical to those used for the basic earnings per ordinary share as the exercise of share options and warrants would have had the effect of reducing the loss per ordinary share and are therefore not dilutive.

The Loss per Share calculations are set out below:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Loss for the period ($’000)	$(8,315)	$(8,196)	$(15,921)	$(17,739)

Weighted average number of ordinary shares (‘000)	19,886	16,186	19,886	16,186

Basic and diluted loss per share	$(0.42)	$(0.51)	$(0.80)	$(1.10)

10 Post Balance Sheet Events

On August 3, 2016 the Company entered into an Extension Loan Agreement with its exclusive distribution partner in Japan, Medico’s Hirata Inc. whereby Medico’s Hirata obtained an option to extend the Distribution Agreement between the Company and Medico’s Hirata for the period of seven years after the last day of the initial term. Under the terms of the Extension Loan Agreement, the Company received ¥250.0 million from the total $5 million convertible loan facility originally granted by Medico’s Hirata. The loan accrues interest of 3% per annum, payable when the loan is repaid.

11 Related Party Disclosures

During the six months ended June 30, 2016, the Company provided use of certain laboratory equipment to a company whose Chairman is also the Chairman of the Company. The Company earned $5,500 and $0 from these transactions for the six months ended June 30, 2016 and June 30, 2015, respectively. The amount due to the Company from these transactions totals $1,500 at June 30, 2016.

Timothy Haines is a Partner at Abingworth LLP, a life science and healthcare investment firm which manages investment funds which together held 17.8% of the Company’s shares immediately before the NASDAQ Initial Public Offering. On April 25, 2014, the Abingworth funds subscribed for 727,272 ordinary shares of $0.01 pence each, as part of the Initial Public Offering. The shares were priced at $11 each, being the Initial Public Offering price. The Abingworth funds held 16.8% of the Company’s shares following the Initial Public Offering. Abingworth holds 3,473,452 shares, which equates to 17.5% of the Company’s shares, at June 30, 2016.

David Milne is a Managing Partner at SV Life Sciences, a life sciences and healthcare investment firm which manages investment funds, which together received 1,077,499 of the Company’s shares pursuant to the acquisition of Altura. The shares were priced at $4.00 each, per the acquisition agreement. There are an additional 198,260 which are currently being held in escrow, which they may be entitled to. SV Life Sciences holds 1,077,499 shares, which equates to 5.4% of the Company’s shares, at June 30, 2016.

Invesco Asset Management Limited is a shareholder of the Company and held 39.0% of the Company’s shares immediately before the NASDAQ Initial Public Offering. On April 25, 2014, Invesco subscribed for 1,951,818 ordinary shares of $0.01 pence each, as part of the Initial Public Offering. The shares were priced at $11 each, being the Initial Public Offering price. Invesco Asset Management Limited held 39.0% of the Company’s shares following the Initial Public Offering. At June 30, 2016, Invesco Asset Management Limited held 6,317,851 shares, which equates to 31.8% of the Company’s shares.

Since the NASDAQ Initial Public Offering, directors have purchased shares of the Company in open market transactions as follows: Raymond W. Cohen has purchased a total of 13,225 shares at an average price of $4.92, Simon Hubbert has purchased a total of 59,915 shares at an average price of $1.43 and John B. Rush has purchased a total of 9,607 shares at an average price of $5.92.

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